October 31, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Barbara C. Jacobs
         Assistant Director

VIA FACSIMILE and MAIL:  202-772-9209

Re: Hotel Outsource Management International, Inc.
Registration Statement Filed on Form S-1
Filed September 26, 2008
File No. 333-153677
Form 10-KSB for the fiscal year ended December 31, 2007
Filed on March 31, 2008
File No. 000-50306

Dear Ms. Jacobs:

Thank you for your letter dated October 22, 2008. We would like to respond as follows.

Registration Statement on Form S-1

General

1.	We have revised the Registration Statement to include the information which was previously incorporated by reference and to delete reference to documents which are not being incorporated.

Inside Front Cover

2.
The estimated expenses are $35,000; we have reconciled this disclosure. Based on this, and a reduction in the offering price from $0.12 per share to $0.10 per share, we have revised the estimated expense per share to $0.002.

United States Securities and Exchange Commission
October 31, 2008
Page

Outside Front Cover

3.	The Company does not intend to use the prospectus before the effective date of the Registration Statement.

Incorporated by Reference, Page 43

4.	We note the correct address of the Commission and have revised disclosure to use that address.

Item 15. Recent Sales of Unregistered Securities, Page 46

5.
We have listed all sales of unregistered securities by the Company for the past three years including the exemptions relied upon and the facts relied upon in applying those exceptions; the persons or class of persons to whom the securities were sold; the underwriters, if any; and the aggregate underwriting discounts or commissions for the securities sold for cash.

Item 17. Undertakings, Page 47

6.	We have omitted the undertaking previously described in paragraph 4 of Item 17.

Signatures

7.	The signature page has been revised to indicate that Ms. Linor Labandter is signing as the company's principal accounting officer.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, Page 45

8.
In future filings, the company will revise its disclosure to state, in clear and unqualified language, the conclusions reached by its Chief Executive Officer and Chief Financial Officer on the effectiveness of its disclosure controls and procedures.

9.
We do not believe that Management's late filing of a report on Form 8-K impacts the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. When making the determination regarding effectiveness of the Company's disclosure controls and procedures, we reviewed all procedures designed to ensure that information required to be disclosed in reports be reported within the times specified by the commission.

United States Securities and Exchange Commission
October 31, 2008
Page

We reviewed this matter and determined that the late filing was due to a misunderstanding about whether and when Ariel Almog resigned as secretary of HOMI. As soon as we confirmed his resignation, the report on Form 8-K was filed. The late filing was not due to a failure of any procedure or control, but a misunderstanding and miscommunication about the resignation of the secretary. The Company believes that such miscommunication will not occur in the future.

10.
In future filings, the company will disclose in greater detail the nature of the identified material weakness, as well as when the material weakness first began. The company will also discuss the timeline for remediation of the material weakness and whether it expects material costs associated with remediation.

Item 10. Executive Compensation, Page 49

11.	We will refer to SEC release 33-8732A, as modified in Release 33-8876, and Release 33-8732A in all future Forms 10-K and definitive Proxy Statements on Schedule 14A.

Certifications, Exhibits 10.1 and 10.2

12.	Future filings will contain revised certifications of the Company's Chief Executive Officer and Chief Financial Officer so that they appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

Thank you for your attention to these matters.

Very truly yours,

/s/ Andrea I. Weinstein

Andrea I. Weinstein

AIW: lr